UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

On January 29, 2010, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a direct wholly-owned subsidiary of Luxottica Group S.p.A. (the “Parent”), closed a private placement to institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended) of U.S. $175 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series D, Series E and Series F).  The principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively.  Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum.  The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019.  The Notes are guaranteed on a senior unsecured basis by the Parent and Luxottica S.r.l., a wholly-owned subsidiary of the Parent.  The Notes can be prepaid at the option of U.S. Holdings under certain circumstances. The proceeds from the Notes are being used for general corporate purposes.

EXHIBIT INDEX

Exhibit Number	Exhibit
4.22	Note Purchase Agreement, dated as of January 29, 2010, by and between Luxottica U.S. Holdings Corp., and each of the Purchasers listed in Schedule A attached thereto.

4.23	Parent Guarantee, dated as of January 29, 2010, granted by Luxottica Group S.p.A.

4.24	Subsidiary Guarantee, dated as of January 29, 2010, granted by Luxottica S.r.l.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
Dated: February 11, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER